Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (S-4 No. 333-00000) and related Prospectus of OPKO Health, Inc. and subsidiaries for the registration of 76,837,684 shares of its common stock and to the incorporation by reference therein of our report dated February 27, 2015, with respect to the consolidated financial statements of OPKO Health, Inc. and subsidiaries and the effectiveness of internal control over financial reporting of OPKO Health, Inc. and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Certified Public Accountants

Miami, Florida

July 1, 2015